UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(D)
OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): March 14, 2022 ( March 11, 2022)

FirstMark Horizon Acquisition Corp.

(Exact name of registrant as specified in its charter)

Delaware	001-39585	85-2547650
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

100 5th Ave, 3rd Floor New York, NY	10011
(Address of principal executive offices)	(Zip Code)

(212) 792-2200
(Registrant’s telephone number, including area code)

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one share of Class A common stock and one-third of one redeemable warrant	FMAC.U	New York Stock Exchange
Class A common stock, par value $0.0001 per share	FMAC	New York Stock Exchange
Redeemable warrants, each whole warrant exercisable for one share of Class A common stock at an exercise price of $11.50	FMAC WS	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01. Entry into a Material Definitive Agreement.

On March 11, 2022, FirstMark Horizon Acquisition Corp. (the “Company”) and Credit Suisse Securities (USA) LLC (“Credit Suisse”), entered into an amendment letter (the “Amendment Letter”) whereby the Company and Credit Suisse agreed to amend certain terms of the underwriting agreement between the Company and Credit Suisse, as representative of the several underwriters thereunder, dated October 5, 2020, and filed with the Securities and Exchange Commission (the “SEC”) on a Current Report on Form 8-K on October 8, 2020 (the “Underwriting Agreement”). Pursuant to the Amendment Letter, the Company and Credit Suisse agreed that (i) Credit Suisse will reduce the Deferred Discount (as defined in the Underwriting Agreement) payable to it by the Company from $14,490,000 to $9,990,000 under the same terms of the Underwriting Agreement, and such payment will satisfy in full the Company’s obligation to pay the Deferred Discount under the Underwriting Agreement, and (ii) in the Company’s sole and exclusive discretion, up to $4,500,000 of the previously allocated Deferred Discount may be allocated by the Company to one or more FINRA members, including certain of the underwriters and/or their affiliates, that assist the Company in connection with its initial business combination or following the consummation thereof. Except as set forth above, the terms of the Underwriting Agreement remain unchanged and in full force and effect as a result of the Amendment Letter.

On March 14, 2022, and in connection with the Company’s entry into the Amendment Letter, the Company and Continental Stock Transfer & Trust Company (“CST”) entered into an amendment to that certain Investment Management Trust Agreement between the Company and CST, dated October 5, 2020, and filed with the SEC on a Current Report on Form 8-K on October 8, 2020 (the “IMTA”), to revise the definition of “Deferred Discount” in the IMTA as set forth in the preceding paragraph, to reflect the Amendment Letter.

Item 9.01. Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description
1.1	Amendment Letter, dated as of March 11, 2022
10.1	First Amendment to Investment Management Trust Agreement, dated as of March 14, 2022
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

FirstMark Horizon Acquisition Corp.

Date: March 14, 2022

	By:	/s/ Amish Jani
	Name:	Amish Jani
	Title:	President

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